SILVER BUTTE COMPANY

45 NE 410 Loop, Suite 495

San Antonio, TX 78216

January 24, 2011

H. Roger Schwall

Securities & Exchange Commission

Washington, D.C. 20549

Re:

Silver Butte Company.

Preliminary Information Statement on Schedule 14C

Filed January 14, 2011

File No. 1-05790

Staff:

I am writing in response to the Staff's comment letter dated January 21, 2011 concerning Silver Butte's Preliminary Information Statement.

The Company has prepared a revision to the Preliminary Information Statement in response to Comment No. 1.

The Company acknowledges the following  in connection with the Company's response to the SEC comment letter:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Silver Butte Company

/s/ Michael R. Ward

___________________________

Michael R. Ward, President, CEO